OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45583

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Reef Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1901 N. Central Expressway, Suite 400

(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Richards	214.533.6822	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)
09/18/03		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul F. Mauceli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reef Securities, Inc. _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2022
NOTARY PUBLIC STATE OF TEXAS

Christina Garcia
Notary Public

Signature: _____

Title: _____
Presdient

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REEF SECURITIES, INC.

TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Reef Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Reef Securities, Inc. (the Company) as of December 31, 2021, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Supplementary Information Pursuant to Rule 17a-5, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Supplementary Information Pursuant to Rule 17a-5, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020.

Dallas, Texas
March 28, 2022

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2021

ASSETS
    Cash $ 17,513
    Employee receivables 260,477

    Total Assets $ 277,990

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
    Accounts payable and accrued expenses $ 5,196

    Total liabilities 5,196

Stockholder's Equity
    Common stock, 500,000 shares authorized
    with $1.00 par value, 1,000 shares issued
    and outstanding $ 1,000
    Additional paid-in capital 107,027
    Retained earnings 164,767

    Total stockholder's equity 272,794

    Total Liabilities and Stockholder's Equity $ 277,990

The Accompanying Notes are an Integral Part of the Financial Statements.

3

REEF SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commissions	$	189,175
Placement fees		7,157
Exclusivity fee		135,950
PPP loan forgiveness		73,524
Interest income		1,084
Total Revenues		406,890
Operating Expenses		
Compensation and related costs		284,092
Arbitration		100,000
Regulatory fees and expenses		10,191
Professional fees		7,494
Other expenses		923
Total Expenses		402,700
Net Income	$	4,190

The Accompanying Notes are an Integral Part of the Financial Statements.

4

REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2020	$ 1,000	$ 107,027	$ 160,577	$ 268,604
Net income	-	-	4,190	4,190
Balances, December 31, 2021	$ 1,000	$ 107,027	$ 164,767	$ 272,794

The Accompanying Notes are an Integral Part of the Financial Statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities

Net income	$	4,190
Adjustments to reconcile net income to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Increase in employee receivables		(854)
Decrease in interest receivable		177
Increase in accounts payable and accrued expenses		3,088
Net cash provided in operating activities		6,601

Cash flows from financing activities

Net cash used in financing activities		-
Net change in cash		6,601
Cash, beginning of year		10,912
Cash, end of year	$	17,513

Supplemental Disclosures

There was no cash paid for either interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

6

Note 1 – <u>Organization and Nature of Business</u>

<u>Organization</u>

Reef Securities, Inc. (the "Company") was organized in February 1993 as a Texas corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

<u>Nature of Business</u>

The Company is in the business of offering and selling of interests in oil and gas development programs and real estate development. The Company acts as an exclusive selling agent for REI Energy, LLC, and MetroMarke Rehab Partners I, LP (collectively referred to as "Reef"), related parties.

The Company does not hold customer funds or securities.

Note 2 – <u>Significant Accounting Policies</u>

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include the Company's assumptions used in fair value calculations. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The majority of these private placements relate to oil and gas development programs and real estate. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company participates in the private placement offerings on behalf of Reef. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is

Note 2 –Significant Accounting Policies, continued

agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

The Company earns exclusivity fees under an agreement with Reef for acting as Reef's exclusive broker-dealer. Exclusivity fees are recognized as the performance obligations are provided by the Company and consumed by Reef.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2021, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2021.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company has net capital of $12,317 which was $7,317 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.42 to 1.

Note 4 – Income Taxes

The Company's current year taxable income is fully offset by prior year's net operating loss carryforwards; therefore, there is no provision for income taxes. As of December 31, 2021, the Company has a federal net operating loss carry forward of approximately $110,000 available to offset future taxable income, which begins expiring in 2035. The federal net operating loss carry forward creates a deferred tax asset of approximately $20,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 – Related Party Transactions

The Company's sole shareholder (the "Stockholder") whose brother serves as Chief Executive Officer of Reef Exploration, LP, Manager of the General Partner of both Reef Oil & Gas Partners, LP and MetroMarke Rehab Partners I, LP, and sole Manager and Executive Officer of REI Energy LLC. The Company is economically dependent on Reef and also has a concentration of services provided by Reef. The existence of that dependency and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Reef were not consummated on terms equivalent to arm's length transactions.

Under the Sales Agency Agreement between the Company and Reef, the Company acts as Reef's exclusive broker-dealer. Under this agreement, the Company may receive up to 15% of all funds raised from investors. For the year ended December 31, 2021, the Company earned commission income of $189,175 related to this agreement. In addition, the Company earned $135,950 during 2021 for exclusivity fees from Reef in consideration of the Company acting as Reef's exclusive broker-dealer.

Also under the Sales Agency Agreement, Reef agrees to pay all overhead expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage, and other ordinary administration and overhead expenses of the Company. Reef will also provide the Company with all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost to the Company.

The Company has a note receivable from the Stockholder related to prepayment of commissions. The note bears interest at 2.42%, and due and payable on demand. As of the financial statement date, no demand has been made and the loan is still outstanding. The amount due to the Company at December 31, 2021 was $260,477 which is reflected as Employee Receivable in the accompanying Statement of Financial Condition. Interest on the note during 2021 totaled $1,015, which was added to the outstanding loan balance.

Note 6 – Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2021, the Company had no open arbitration claims filed against it.

Note 7 – Going Concern

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil & gas industry, as well as ongoing support by Reef under the Sales Agency Agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of issuance of these financial statements.

Management plans to reduce expense as necessary. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

REEF SECURITIES, INC.
Supplemental Information Pursuant
to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	272,794
Deductions and /or charges:		
Non-allowable assets:		
Employee receivables		(260,477)
Net capital	$	12,317
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	5,196
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)		
Net capital in excess of minimum requirement	$	7,317
Ratio of aggregate indebtedness to net capital		0.42 to 1

Reconciliation of Computation of Net Capital

The above computation does materially not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Reef Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Schedule II & III
REEF SECURITIES, INC.
Computation For Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

Board of Directors
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Reef Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private or public primary placement of direct participations and acting as a broker selling limited partnerships in primary distributions. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reef Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Dallas, Texas
March 28, 2022



Reef Securities, Inc. Exemption Report

Reef Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private or public primary placement of direct participations. (2) broker selling limited partnerships in primary distributions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Paul Mauceli, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: January 17, 2022

1901 N Central Expy, Ste 400
Richardson, TX 75080
Phone: (972) 437-6895
Fax: (972) 994-0369
Toll Free: (800) 422-1606

www.reefogc.com
Member: FINRA and SIPC